Exhibit 99.1

Eco Wave Power’s Wave Energy System at Jaffa Port Demonstrates Reliability with 24/7 Power Production

Tel Aviv, Israel – January 10, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a global leader in onshore wave energy technology, is proud to announce that its EWP-EDF One wave energy project at Jaffa Port, Israel, successfully operated around the clock during the last week of December 2024, with an average wave height of 1.6 meters and peak production of 26KW.

This milestone underscores the potential of wave energy as a reliable and sustainable source of renewable power. In addition, the project was subject to conditions classified as stormy and operated without damages, demonstrating the robustness and reliability of Eco Wave Power’s innovative technology.

Eco Wave Power’s pioneering technology proved its ability to deliver continuous, round-the-clock energy, marking a significant achievement for the industry. This breakthrough is a testament to the capability of wave energy to provide a dependable energy source in suitable locations.

Moreover, this milestone reinforces the significant role that wave energy can play in the future of renewable power generation. Wave energy offers a predictable, non-intermittent power source, which in many cases, can operate reliably around the clock, especially in coastal areas where waves are more consistent, offering a strong advantage over other intermittent energy sources.

Eco Wave Power’s achievement at Jaffa Port highlights the Company’s ongoing commitment to demonstrating the scalability and reliability of wave energy. The project has now successfully produced clean, renewable energy without interruption, even under challenging weather conditions.

In addition to the Jaffa Port project, Eco Wave Power is also making significant strides with its global expansion. The Company is preparing for the launch of its wave energy project at AltaSea in the Port of Los Angeles (in collaboration with Shell MRE), which recently secured a federal license from the U.S. Army Corps of Engineers. The Los Angeles project, expected to begin operations by the end of Q1 2025, follows the progress of Eco Wave Power’s projects in Taiwan and Portugal. In Taiwan, the Company is advancing a key project in collaboration with I-KE, and in Portugal, Eco Wave Power is progressing with its plans to deploy its proprietary wave energy technology in one of Europe’s most dynamic marine environments.

“We are extremely proud of the performance of our EWP-EDF One project at Jaffa Port, which demonstrated its ability to produce energy 24/7 even during stormy conditions,” said Inna Braverman, CEO and Founder of Eco Wave Power. “This is a testament to the durability and reliability of our technology. We look forward to continuing our momentum with our projects in Taiwan, Portugal, and the Port of Los Angeles, as we work to accelerate the global transition to clean, renewable energy.”

Eco Wave Power’s innovative wave energy systems are designed to be efficient and scalable, offering a sustainable alternative to traditional energy generation methods. With ongoing projects across the globe, Eco Wave Power is continuing to expand its operations and prove that ocean waves can play a critical role in powering a sustainable future.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totalling 404.7 MW.

The Company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honoured with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the benefits and advantages of the Company’s technology, the potential of wave energy as a reliable and sustainable source of renewable power, benefits and advantages of wave energy, Company’s global expansion, Company’s prepation for the launch of its wave energy project at AltaSea in the Port of Los Angeles and advancement of the projects in Taiwan and Portugal and Company’s work to accelerate the global transition to clean, renewable energy. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.